SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Med-Emerg International, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

583932 10 8
(CUSIP Number)

Virginia K. Sourlis, Esq. The Sourlis Law Firm 2 Bridge Avenue Red Bank, NJ 07701 (732) 530-9007
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 583932 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Horace T. Ardinger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only

4.	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power. 3,351,500

	6.	Shared Voting Power. 0

	7.	Sole Dispositive Power. 3,351,500

	8.	Shared Dispositive Power. 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 3,351,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9). 5.75%

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)   Name of Issuer

Med-Emerg International, Inc.

(b)   Address of Issuer’s Principal Executive Officers

6711 Mississauga Road, Suite 404
Mississauga, Ontario, Canada L5N 2W3
Item 2.

(a)	Name of Person Filing

Horace T. Ardinger, Jr.

(b)	Address of Principal Business Office or, if none, Residence

9040 Governor’s Row
Dallas, Texas 75356

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

583932 10 8

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	ྑ	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	ྑ	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	ྑ	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	ྑ	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	ྑ	An investment adviser in accordance with Section 240-13d-1(b)(1)(ii)(E).
(f)	ྑ	An employee benefit plan or endowment fund in accordance with Section 240.13d01(b)(1)(ii)(F).
(g)	ྑ	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	ྑ	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	ྑ	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	ྑ	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Mr. Ardinger beneficially owns an aggregate of 3,351,500 shares of the issuer’s common stock, 525,500 of which are held directly by Mr. Ardinger and 3,051,500 of which are held by H.T. Ardinger & Sons, Inc., a Texas corporation, of which Mr. Ardinger is the President and Chief Executive Officer. Mr. Ardinger’ wife, Mary Ardinger, owns 201,000 shares of the issuer’s common stock. Mr. Ardinger disclaims beneficial ownership of his wife’s shares.

(b)	Percent of class:

Mr. Ardinger beneficially owns 5.75% of the issuer’s common stock, based on an aggregate of 58,277,696 shares of the issuer’s common stock outstanding as listed in its Form on 10-QSB for the quarter ended September 30, 2007 filed with the Commission on November 14, 2007.

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	3,351,500

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	3,351,500

(iv)	Shared power to dispose or direct the disposition of:	0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

(a)	Not Applicable

(b)   By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2008
(Date)

/s/ Horace T. Ardinger, Jr.
(Signature)

Horace T. Ardinger, Jr.
(Name/Title)